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                                                                    Exhibit 99.3

                                                                     [AMEC LOGO]



                                CONSENT OF AUTHOR

                                 Willie Hamilton
                              AMEC Americas Limited
                       2020 Winston Park Drive, Suite 700
                            Oakville, Ontario L6H 6X7
                                     Canada
                             Telephone: 905.829.5400
                               Fax: 905. 829.3633
                         Email: willie.hamilton@amec.com
                                ------------------------


British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

RE: READDRESSED REPORT ENTITLED "REVIEW OF PORCUPINE JOINT VENTURE OPERATION ONTARIO, CANADA NI 43-101 TECHNICAL REPORT" DATED AUGUST 28TH, 2006
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Pursuant to Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Pierre Rocque., P. Eng., of AMEC Americas Limited to the use and public filing of the technical report entitled "Review of Porcupine Joint Venture Operation Ontario, Canada NI 43-101 Technical Report" dated 28th August, 2006 (the "Report") readdressed to Kinross Gold Corporation, in connection with the press release dated November 3rd, 2006 and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure of Kinross.

I hereby confirm that I have read the written disclosure from the Report included in the press release and that it fairly and accurately represents the information in the Report that supports the disclosure.

Dated this 3rd day of November, 2006.

"Signed and sealed"
/Willie Hamilton/

Willie Hamilton, P. Eng.
AMEC Americas Limited